Exhibit B

Schedule of Transactions in Shares

The following tables set forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 18, 2015. All such transactions were sales of Shares effected in the open market. The tables include commissions paid in per share prices.

Marcato, L.P., Marcato and Richard T. McGuire III

Transaction Date	Transaction	Security	Shares/Options Bought (Sold)	Unit Cost
03/16/2015	Sell	Common Stock	(730,110)	$70.57

Marcato II, L.P., Marcato and Richard T. McGuire III

Transaction Date	Transaction	Security	Shares/Options Bought (Sold)	Unit Cost
03/16/2015	Sell	Common Stock	(56,127)	$70.57

Marcato International Master Fund, Ltd., Marcato and Richard T. McGuire III

Transaction Date	Transaction	Security	Shares/Options Bought (Sold)	Unit Cost
03/16/2015	Sell	Common Stock	(2,328,930)	$70.57